EXHIBIT 99.1

polypid Ltd.

Notice of ANNUAL and EXTRAORDINARY General Meeting of shareholders to be held on July 15, 2026

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of PolyPid Ltd. (“PolyPid” or the “Company”) will be held on July 15, 2026 at 2:00 p.m. Israel time at the Company’s office, located at 18 Hasivim Street, Petach Tikva 4959376, Israel, for the following purposes:

1.	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation, until the next annual general meeting of the Company’s shareholders.

2.	To re-elect eight members of the board of directors of the Company and approve their compensation.

3.	To approve an amendment to the terms of non-executive directors’ annual options grant.

4.	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad.

5.	To discuss the Company’s financial statements for the fiscal year ended December 31, 2025.

The Company’s board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on June 15, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting, as attached to the proxy statement, together with a return envelope, will be sent to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and regulations, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this proxy statement to grant your voting proxy directly to Mr. Tal Vilnai, Secretary and General Counsel of the Company, and Orna Blum, Assistant Secretary and Legal Counsel of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal 1 on the agenda of the Meeting is generally considered routine while Proposals 2, 3 and 4 are considered “non-routine”; however, because we are a “foreign private issuer”, absent specific instructions from the beneficial owner of the shares, brokers may not be allowed to exercise their voting discretion, and therefore, a “broker non-vote” may occur with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Brooke Story
Chairman of the Board of Directors

June 10, 2026